UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 2003


                           SEAT PAGINE GIALLE S.P.A.
                (Translation of registrant's name into English)

                    VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

     The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

     The New SEAT Pagine Gialle securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. New SEAT Pagine Gialle ordinary shares and New SEAT Pagine Gialle savings shares are intended to be made available within the United States in connection with the spin-off pursuant to an exemption from the registration requirements of the Securities Act.



     Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

     Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

     o SEAT's ability to obtain its shareholders' consent to the proposed spin-off;

     o SEAT's ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

     o SEAT's ability to make any profits from the remaining business for the next two years at least;

     o SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

     o    SEAT's ability to implement successfully its Internet strategy;

     o New SEAT Pagine Gialle's ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

     o New SEAT Pagine Gialle's ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

     o New SEAT Pagine Gialle's ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

     o New SEAT Pagine Gialle's ability to implement successfully its strategic plan;

     o the continuing impact of increased competition, including the entry of new competitors;

     o the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

     o    the continuing impact of rapid changes in technologies.

     The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

REPORT OF THE BOARD OF STATUTORY AUDITORS OF SEAT PAGINE GIALLE S.p.A. ON THE PROPOSAL TO PARTIALLY AND PROPORTIONALLY SPIN-OFF SEAT PAGINE GIALLE S.p.A. (INCLUDING THE OPINION ON APPOINTING THE INDEPENDENT AUDITOR OF THE SPUN-OFF COMPANY FOR THE THREE-YEAR PERIOD 2003, 2004 AND 2005)


To the Shareholders.

The Board of Directors hereby submits for your approval the proposal to spin-off parts of SEAT Pagine Gialle S.p.A. (the "Company effecting the Spin-off") in favour of a newly incorporated company (the "Spun-off Company") which shall take the name of the Company effecting the Spin-off.

The business to be transferred to the Spun-off Company will mainly consist of the Directories business segment, which operates in telephone publishing through collecting advertising and distributing paper products and on-line products and also in distributing other communication products for small and average sized businesses, the Directory Assistance business segment, which operates in the market providing information services by telephone and carries out call centre activities, and the Business Information business segment (excluding the holding in Databank S.p.A.), as well as the holdings pertaining to the relevant context of activities of the aforementioned business segments.

The purposes and technical procedures of the spin-off have been explained to you by the Board of Directors in the Report of the Board of Directors pursuant to Arts. 2504, septies et. seq. of the Civil Code and Art. 70 of the Regulation adopted by CONSOB under Resolution No. 11971 of May 14, 1999, as subsequently amended ("Consob Regulation").

The Spun-off Company shall have net shareholders equity worth of between a minimum Euro 1,080,945,482.90 and a maximum Euro 1,567,832,143.53, determined on the basis of the net shareholders' equity of pursuant to Art. 2501 c) of the Civil Code, by the preliminary financial statements of the Company effecting the Spin-off for the year ended as of December 31, 2002.

Given the above, the Board of Statutory Auditors, having examined the plan, has arrived at the following conclusions:

1. The company's Board of Directors gave in its Report complete and exhaustive reasons for the transaction and considering the principles of a prudent business judgement it's approval of the transaction is within the ambit of the law and the articles of association;

2. The spin-off plan is complete and conforms to the instructions set forth by Arts. 2504, septies et. seq. of the Civil Code and Art. 70, n. 2) of the Consob Regulation;


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3.   Under Art. 2504, novies, paragraph 3 of the Civil Code, the spin-off will involve the incorporation of a new company without setting forth special criteria for assigning the shares of the Spun-off Company other than the proportional criteria set forth under Art. 2504, novies paragraph 3 of the Civil Code and, therefore, no opinion on the fairness of the exchange ratio pursuant to Art. 2501, quinquies of the Civil Code is necessary.

4. Subsequent to the General Meeting convened to discuss and vote on the spin-off plan, the listing application for admission for trading on the Mercato Telematico Azionario of Borsa Italiana S.p.A., will be made.

5. Effectiveness of the spin-off is also subject to the approval of the listing of the ordinary and savings shares of the Spun-Off Company on the Mercato Telematico Azionario of Borsa Italiana S.p.A.

The terms for filing the spin-plan, as well as all other terms, are in compliance with the applicable law.

For the above-mentioned reasons, we therefore express our opinion in favour of the proposed spin-off as contemplated by the Board of Directors, and we certify that the share capital of Seat Pagine Gialle S.p.A. stands at Euro 341,183,511.30, entirely underwritten and paid up, represented by 11,185,094,342 ordinary shares and by 187,689,368 savings shares at the nominal value of Euro 0.03 each.

                                      ***

The Board of Statutory Auditors has also reviewed the proposed appointment, upon approval of the spin-off plan as outlined above and upon the incorporation of the Spun-off Company, of the independent auditors Reconta Ernst & Young S.p.A., a company entered in the List at Art. 161 to Dlgs. N. 58/98, to carry out, in accordance with Art. 159 to D.Lgs. n. 58/98, the following activities:

..    Audit of the financial statements, including the review pursuant to Art.
     155, para. 1 a) to Dlgs. N. 58/98, for each of the financial years 2003, 2004 and 2005;

..    Audit of the consolidated financial statements, including coordinating and auditing the consolidation process for each of the financial years 2003, 2004 and 2005;

..    Review of the six-month report for each of the financial years 2004 and
     2005.

The Board of Statutory Auditors has also examined the annual fees to be paid to Reconta Ernst & Young S.p.A., which are as follows: (i) for audit of the financial statements for each year of the three-year period 2003, 2004 and 2005: Euro 73,000.00 corresponding to 1,250 hours; (ii) for the review restricted to the six-month report for each of the financial years 2004 and 2005: Euro 20,000.00 corresponding to 250 hours; (iii) for the audit of the consolidated financial statements for each year of the three-year period 2003, 2004 and 2005: Euro 16,000.00 corresponding to 200 hours.


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

The Board of Statutory Auditors examined the independence of the auditors pursuant to Art. 159 D.Lgs 58/98, and concluded that Reconta Ernst & Young meets the legal requirements and that at present there are no indications to doubt the independence of the auditors, even though company bodies and the auditors of the Company effecting the Spin-Off will be identical to those of the Spun-Off Company. Regarding the assessment concerning the technical suitability, particularly as to the adequacy and completeness of the audit plan and the organisation of the company in relation to the extent and complexity of the assignment to be carried out, and including the requirements set forth in Art. 155, para. 1 a-b) of D.Lgs. 58/98, the detailed proposal formulated by Reconta Ernst & Young S.p.A. allows the Board of Statutory Auditors to believe that the legal requirements as described above are met and that the audit fees are appropriate.

In summary, the Board of Statutory Auditors expresses its opinion in favour of incorporating the Spun-off Company and appointing Reconta Ernst & Young S.p.A. as its auditors.

Milan, April 2003.

THE BOARD OF STATUTORY AUDITORS


Enrico Cervellera                        President of the Board of Statutory
                                         Auditors
Franco Caramanti                         Actual Auditor
Giovanni Fiori                           Actual Auditor


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

                           SEAT PAGINE GIALLE S.p.A.
                ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING
                        May 9, 2003 (first convocation)
                       May 10, 2003 (second convocation)


     Board of Directors' Report on proposals concerning the matters on the
          Agenda for the Shareholders' Meeting, drawn up in accordance with Art. 72 of Consob Resolution No. 11971 of 14/5/1999 and subsequent amendments and supplements and Art. 3 of the Regulation adopted under Decree No. 437 by the Ministry of Justice dated November 5, 1998


To the Shareholders.

In a notice published in the Official Gazette of the Republic of Italy No. 81 of April 7, 2003, you have been convened to an ordinary and extraordinary shareholders meeting in Milan at the Congress Centre of Assolombarda at 9 Via Pantano at 15:00 on May 9, 2003 and, if necessary, in a second calling on May 10, 2003, at the same time and place, to discuss and resolve upon the following


                                  A g e n d a

Extraordinary Part

1.   Proposal to amend the following articles of the articles of association:
     Art. 6 ("Shares"), concerning the procedures to satisfy the lien on savings shares; Art. 12 ("Ordinary and Extraordinary Shareholders' Meeting"), concerning the deferral to provisions of law for quorums on incorporation and resolutions; Art. 15 ("Composition of the Board of Directors") concerning specification of a technical nature; Art. 17 ("Meetings of the Board") concerning procedures for information under Art. 150 to D.Lgs. n. 58/98 to be made available to the Board of Statutory Auditors; Art. 23 ("Board of Statutory Auditors") concerning the right to hold meetings of the Board of Statutory Auditors by video conference or audio conference.

Ordinary Part

2. Resolutions under Art. 2364, No. 2 to the Civil Code. Appointment of a Director.

3. Fiscal year financial statements of Seat Pagine Gialle S.p.A. which closed at December 31, 2002. Report by the Board of Directors on management. Proposal to distribute a dividend in advance for savings shares only by using company reserves. Resolutions pertaining thereto.

Extraordinary Part

4. Approval of the partial and proportional Spin-off plan for Seat Pagine Gialle S.p.A. by transferring the company's business in the directories market

     (telephone publishing, telephone back-up services and "business information" activities) in favour of a newly set up spun-off company, and to this end: (i) the following changes to the Articles of Association of the spun-off company: Art. 1 ("Name"), Art. 2 ("Headquarters"), Art. 5 ("Extent of capital"; (ii) approval of the deed of incorporation, including appointment of the company management and the articles of association of the spun-off company; (iii) approval of the application for ordinary and savings shares of the spun-off company to be admitted to listing on trading markets; (iv) appointment of independent auditors for the three-year period 2003, 2004 and 2005, for the audit of the full year financial statements and consolidated financial statements of the spun-off company, and also for a limited audit of the six-month report and for other periodic reviews; the fixing of the auditor's fees. Resolutions pertaining thereto and the necessary appointments.


                                      ***

The Board of Directors, pursuant to Art. 72 of Consob Resolution No. 11971 of 14/5/1999 and subsequent amendments and supplements, and by Art. 3 of the Regulation adopted under Ministry of Justice Decree No. 437 of 5/11/1998 then goes on to illustrate the following points on the Agenda.

Extraordinary Part

1.   "Proposal to amend the following articles to the Articles of Association:
     Art. 6 ("Shares"), concerning procedures to meet the lien on savings shares; Art. 12 ("Ordinary and Extraordinary Shareholders Meeting") concerning the quorum requirements of a valid Shareholders meeting; Art. 15 ("Composition of the Board of Directors") concerning specification of a technical nature; Art. 17 ("Meetings of the Board of Directors") concerning procedures for the informatory note under Art. 150 to D.Lgs. n. 58/98 to be provided to the Board of Statutory Auditors; Art. 23 ("Board of Statutory Auditors") concerning the right to hold meetings of the Board of Statutory Auditors by video conference or audio conference".

With regard to this item on the Agenda, the Board intends to submit amendments to the following articles of the Articles of Association for approval by the Shareholders' Meeting:


Art. 6 (Shares)

It is proposed to expand the benefits reserved for those holding the company's savings shares. Should the Shareholders' Meeting in fact approve the new wording proposed for the above article, the Shareholders' Meeting that approves the fiscal year financial statements shall be given the right to meet the financial rights of those holding savings shares, up to the amount of five per cent of the share's nominal value, drawing no longer only from the net profit shown on the financial statement, but in the event of no or insufficient profit, also from available reserves.


Art. 12 (Ordinary and extraordinary shareholders' meeting)

It is proposed to replace the current quorum requirements concerning the constitution and resolutions of the ordinary and extraordinary shareholders' meeting with the statutory requirements.


Art. 15 (Composition of the Board of Directors)

It is proposed to specify in paragraph three terminology of a technical nature replacing the term "forfeited" with the term "outgoing".


Art. 17 (Meeting of the Board of Directors)

It is proposed to review, in a manner that most closely adheres to the text of Art. 150 to D.Lgs. No. 58/1998, the clause governing the obligation of the Board of Directors to provide a report to the Board of Statutory Auditors in order to improve compliance with this obligation.


Art. 23 (Board of Statutory Auditors)

It is proposed to specify terminology concerning decision-making quorums set forth in paragraph 12 in order to conform the wording of Art. 23 with the amendments proposed in Art. 12.

It is also pointed out that the meetings of the Board of Statutory Auditors can be validly held by video conference or audio conference with the same procedures and on the same terms as set forth for the meetings of the Board of Directors.

In accordance with Consob Resolution No. 11971/1999 and subsequent amendments and supplements, we are providing a comparison hereunder of the articles for which an amendment is proposed.

Given all of this, we submit the following agenda for your approval.


Proposal on resolution

"The Extraordinary Shareholders' Meeting of Seat Pagine Gialle S.p.A., having examined the explanatory report of the Board of Directors adopts the resolution



to amend articles 6, 12, 15, 17 and 23 to the Articles of Association as follows:

We would make it clear for any purpose for which it might be required that the above amendments, should they be approved by the Shareholders' Meeting, shall take immediate effect.



ART. 6 "SHARES"

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The Shareholders' Shareholders' Meeting may resolve         The Shareholders' Shareholders' Meeting may resolve
to issue shares with varying rights, in accordance          to issue shares with varying rights, in accordance
with law.                                                   with law.
Within the limits and conditions established by             Within the limits and conditions established by
law, the shares may be bearer shares.                       law, the shares may be bearer shares.
Bearer shares may be converted into registered              Bearer shares may be converted into registered
shares and vice versa at the request and expense of         shares and vice versa at the request and expense of
the interested party.                                       the interested party.
Savings shares have the privileges and rights               Savings shares have the privileges and rights
described in this article.                                  described in this article.
Net profits and reported in the regularly approved          Net profits and reported in the regularly approved
balance sheet, less allocations to legal reserves,          balance sheet, less allocations to legal reserves,
must be distributed to holders of savings shares up         must be distributed to holders of savings shares up
to an amount equal to five percent of the par value         to an amount equal to five percent of the par value
of the shares.                                              of the shares.
Any profits remaining after allocating the savings          Any profits remaining after allocating the savings
shares as established in the previous paragraph and         shares as established in the previous paragraph and
as resolved by the Shareholders' Shareholders'              as resolved by the Shareholders' Shareholders'
Meeting shall be distributed among all shares so            Meeting shall be distributed among all shares so
that savings shares receive a greater cumulative            that savings shares receive a greater cumulative
dividend that common shares, equal to two percent           dividend that common shares, equal to two percent
more than cumulative dividends paid to ordinary             more than cumulative dividends paid to ordinary
shareholders.                                               shareholders.
When a dividend that is less than the amount                When a dividend that is less than the amount
indicated in the fifth paragraph from above is              indicated in the fifth paragraph from above is
allocated to savings shares during any fiscal year,         allocated to savings shares during any fiscal year,
the difference shall be added to the preferred              the difference shall be added to the preferred
dividend during the two subsequent fiscal years.            dividend during the two subsequent fiscal years.
In the case of distribution of reserves, savings            In the case of distribution of reserves, savings
shares have the same rights of other shares.                shares have the same rights of other shares. The
A capital stock reduction due to losses shall not           shareholders' meeting which approves the financial
entail a reduction in the par value of savings              statements is moreover entitled, in the case that
shares except for the portion of the loss exceeding         the net profit shown in the financial statement is
the total par value of the other shares.                    non-existent or insufficient, to use the available
At the winding up of the company, savings shares            reserves to meet the financial rights as set forth
shall have preference in redemption of capital              in paragraph five above as they might have
stock for the full par value.                               increased pursuant to the preceding paragraph seven
In order to provide the common share representative         above.
with sufficient information on operations that may          A capital stock reduction due to losses shall not
impact on the price development of savings shares,          entail a reduction in the par value of savings
said representative shall be sent notices with              shares except for the portion of the loss exceeding
regard to this matter, as it is relevant and                the total par value of the other shares.
required by law.                                            At the winding up of the company, savings shares
                                                            shall have preference in redemption of capital
If at any time common or savings shares of the              stock for the full par value.
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company are excluded from trading, savings                  In order to provide the common share representative
shares shall retain their rights and                        with sufficient information on operations that may
characteristics, unless savings shareholders are            impact on the price development of savings shares,
given the right to request conversion of their              said representative shall be sent notices with
shares to preferred shares listed on the                    regard to this matter, as it is relevant and
exchange, with the same characteristics as the              required by law.
savings shares, in accordance with pertinent
legal provisions in effect at that time, and the            If at any time common or savings shares of the
right to vote in Extraordinary Shareholders'                company are excluded from trading, savings
Meetings. The right to convert may be exercised             shares shall retain their rights and
by savings shareholders according to the terms              characteristics, unless savings shareholders are
and conditions to be defined by a resolution of             given the right to request conversion of their
the Extraordinary Shareholders' Meeting convened            shares to preferred shares listed on the
for this purpose, subject to approval by a                  exchange, with the same characteristics as the
meeting of savings shareholders, if applicable.             savings shares, in accordance with pertinent
                                                            legal provisions in effect at that time, and the
                                                            right to vote in Extraordinary Shareholders'
                                                            Meetings. The right to convert may be exercised
                                                            by savings shareholders according to the terms
                                                            and conditions to be defined by a resolution of
                                                            the Extraordinary Shareholders' Meeting convened
                                                            for this purpose, subject to approval by a
                                                            meeting of savings shareholders, if applicable.

ART. 12 "ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING"

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Only common shares are entitled to vote in                  Only common shares are entitled to vote in ordinary
ordinary shareholders' meetings.                            shareholders' meetings.
                                                            Ordinary shareholders' meetings are to be regularly
Ordinary shareholders' meetings are to be                   held; when initially convened, with the attendance
regularly held; when initially convened, with               of shareholders representing at least half of the
the attendance of shareholders representing at              voting capital; if reconvened, with any proportion
least half of the voting capital; if reconvened,            of voting capital represented.
with any proportion of voting capital                       Resolutions are to be passed in all cases with an
represented.                                                absolute majority of votes, except for the
                                                            appointment of the statutory auditors, in which
Resolutions are to be passed in all cases with              case the provisions of Article 23 are applicable.
an absolute majority of votes, except for the
appointment of the statutory auditors, in which             Common and preferred shares, if any, are
case the provisions of Article 23 are                       entitled to vote in Extraordinary Shareholders'
applicable.                                                 Meetings. A valid quorum for the adoption of a
                                                            resolution at a Shareholders' Meeting will be
Common and preferred shares, if any, are                    determined by statutory law.
entitled to vote in Extraordinary Shareholders'
Meetings. Extraordinary Shareholders' meetings
are to be regularly held; when initially
convened, with the attendance of shareholders
representing more than half of the voting
capital; if reconvened one or two times, with
the attendance of shareholders representing more
than one third and more than one fifth of the
voting capital respectively.
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

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Resolutions are passed in Extraordinary
Shareholders' meetings initially convened or convened one or two times thereafter with the vote of at least two thirds of the capital represented at the meeting, except in the case of special majorities in the cases expressly provided by law.


ART. 15 "COMPOSITION OF THE BOARD OF DIRECTORS"

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The Company is managed by a Board of Directors              The Company is managed by a Board of Directors
composed of a minimum of 7 (seven) and a maximum of         composed of a minimum of 7 (seven) and a maximum of
21 (twenty-one) directors.                                  21 (twenty-one) directors.
The Shareholders' Meeting determines the number of          The Shareholders' Meeting determines the number of
members of the Board of Directors, which remains            members of the Board of Directors, which remains
unchanged until otherwise resolved and throughout           unchanged until otherwise resolved and throughout
the term of office, subject to the maximum limits           the term of office, subject to the maximum limits
established by law.                                         established by law.
Directors may be reelected.                                 Directors may be reelected.
Whenever, for any reason whatsoever, the majority           Whenever, for any reason whatsoever, the majority
of directors elected by the Shareholders' Meeting           of directors elected by the Shareholders' Meeting
cease to perform their duties before their term of          cease to perform their duties before their term of
office has elapsed, the term of office of the               office has elapsed, the term of office of the
remaining directors on the Board of Directors is            outgoing directors on the Board of Directors is
considered to have expired and they shall cease to          considered to have expired and they shall cease to
perform their duties when the Board of Directors is         perform their duties when the Board of Directors is
reappointed by the Shareholders' Meeting.                   reappointed by the Shareholders' Meeting.
The appointment of the Board of Directors shall be          The appointment of the Board of Directors shall be
based on a list submitted by the shareholders, in           based on a list submitted by the shareholders, in
accordance with the following paragraphs, or by the         accordance with the following paragraphs, or by the
exiting Board of Directors, and in each case the            exiting Board of Directors, and in each case the
candidates must be listed progressively.                    candidates must be listed progressively.
The list submitted by the exiting Board of                  The list submitted by the exiting Board of
Directors shall be deposited at the registered              Directors shall be deposited at the registered
office of the Company and published in at least one         office of the Company and published in at least one
nationally circulated daily newspaper at least              nationally circulated daily newspaper at least
twenty days prior to the date scheduled for the             twenty days prior to the date scheduled for the
initially convened Shareholders' Meeting.                   initially convened Shareholders' Meeting.
The lists submitted by the shareholders shall be            The lists submitted by the shareholders shall be
deposited at the registered office of the Company           deposited at the registered office of the Company
and published in at least one nationally circulated         and published in at least one nationally circulated
daily newspaper at the expense of the shareholders          daily newspaper at the expense of the shareholders
at least ten days prior to the date scheduled for           at least ten days prior to the date scheduled for
the initially convened Shareholders' Meeting.               the initially convened Shareholders' Meeting.
Every shareholder may submit or agree to the                Every shareholder may submit or agree to the
submission of only one list, and every candidate            submission of only one list, and every candidate
may list himself/herself on only one list, or               may list himself/herself on only one list, or
otherwise shall be disqualified.                            otherwise shall be disqualified.
Only those shareholders who, alone or together with         Only those shareholders who, alone or together with
other shareholders, own voting shares representing          other shareholders, own voting shares representing
at least 3% of the voting capital in ordinary               at least 3% of the voting capital in ordinary
shareholders' meetings shall be entitled to submit          shareholders' meetings shall be entitled to submit
a list. In order to prove the ownership of the              a list. In order to prove the ownership of the
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


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number of shares necessary for submitting lists,            number of shares necessary for submitting lists,
the shareholders shall submit a copy and/or a               the shareholders shall submit a copy and/or a
summary of the documentation attesting to the right         summary of the documentation attesting to the right
to participate in the Shareholders' Meeting at the          to participate in the Shareholders' Meeting at the
registered offices of the Company at least five             registered offices of the Company at least five
days prior to the date scheduled for initially              days prior to the date scheduled for initially
convening the Meeting.                                      convening the Meeting.
Together with each list, within the term indicated          Together with each list, within the term indicated
above, statements are to be submitted in which each         above, statements are to be submitted in which each
candidate accepts the nomination and attests, under         candidate accepts the nomination and attests, under
his or her own responsibility, that there is no             his or her own responsibility, that there is no
cause for ineligibility or disqualification, and to         cause for ineligibility or disqualification, and to
his/her compliance with the requirements of law and         his/her compliance with the requirements of law and
the bylaws prescribed for the position. Any lists           the bylaws prescribed for the position. Any lists
which fail to observe the foregoing requirements            which fail to observe the foregoing requirements
shall be considered as not having been submitted.           shall be considered as not having been submitted.
All shareholders with voting rights may only vote           All shareholders with voting rights may only vote
one list.                                                   one list.
The procedures indicated below are to be followed           The procedures indicated below are to be followed
in electing the Board of Directors:                         in electing the Board of Directors:
1) from the list that received the majority vote in         1) from the list that received the majority vote in
the Shareholders' Meeting, four fifths of the               the Shareholders' Meeting, four fifths of the
directors to be elected are selected, rounded down          directors to be elected are selected, rounded down
to the next whole number if this is a fraction,             to the next whole number if this is a fraction,
based upon their order of priority on the list.             based upon their order of priority on the list.
2) the remaining directors are elected from other           2) the remaining directors are elected from other
lists; for this purpose, the votes received by the          lists; for this purpose, the votes received by the
lists are successively divided by one, two, three,          lists are successively divided by one, two, three,
four, according to the number of directors to be            four, according to the number of directors to be
elected. The resulting quotients shall be                   elected. The resulting quotients shall be
progressively assigned to the candidates on each of         progressively assigned to the candidates on each of
these lists, according to the respective order of           these lists, according to the respective order of
priority. The quotients assigned to the candidates          priority. The quotients assigned to the candidates
on the various lists shall be arranged in a single          on the various lists shall be arranged in a single
list in decreasing order. Those who receive the             list in decreasing order. Those who receive the
highest quotient shall be elected. If two or more           highest quotient shall be elected. If two or more
candidates receive the same quotient, the candidate         candidates receive the same quotient, the candidate
on the list that has not elected any director or            on the list that has not elected any director or
which has elected the least number of directors             which has elected the least number of directors
shall be elected.                                           shall be elected.
If none of the lists have elected a director or if          If none of the lists have elected a director or if
all have elected the same number of directors, the          all have elected the same number of directors, the
candidate on the list that received the greatest            candidate on the list that received the greatest
number of votes shall be elected. In the event of           number of votes shall be elected. In the event of
an equal number of votes and the same quotients, a          an equal number of votes and the same quotients, a
new vote shall be held, and the candidate who               new vote shall be held, and the candidate who
receives the simple majority vote shall be elected.         receives the simple majority vote shall be elected.
In order to appoint directors for any reason who            In order to appoint directors for any reason who
are not appointed in the manner described above,            are not appointed in the manner described above,
the Shareholders' Meeting shall pass resolutions            the Shareholders' Meeting shall pass resolutions
with the majority provided by law.                          with the majority provided by law.

If, during the course of the fiscal year, one or            If, during the course of the fiscal year, one or
more directors cedes from his post, the                     more directors cedes from his post, the procedures
procedures indicated in Article 2386 of the                 indicated in Article 2386 of the Italian Civil Code
Italian Civil Code shall prevail.                           shall prevail.

ART. 17 (Board Meetings)

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The Board of Directors shall be convened by the             The Board of Directors shall be convened by the
Chairman or, if he/she is unable to do so, by the           Chairman or, if he/she is unable to do so, by the
Vice Chairman, if any, or the Managing Director, if         Vice Chairman, if any, or the Managing Director, if
any, of by the oldest Director, and meetings are            any, of by the oldest Director, and meetings are
held at least quarterly and whenever considered             held at least quarterly and whenever considered
necessary, or when a written request for a meeting          necessary, or when a written request for a meeting
is submitted to the Chairman, indicating the                is submitted to the Chairman, indicating the
agenda, by at least two Directors or two permanent          agenda, by at least two Directors or two permanent
Statutory Auditors. Board meetings shall be held at         Statutory Auditors. Board meetings shall be held at
the registered offices of the company or elsewhere,         the registered offices of the company or elsewhere,
as indicated in the meeting notice. Board meetings          as indicated in the meeting notice. Board meetings
may be held by teleconferencing or                          may be held by teleconferencing or
videoconferencing, provided that all participants           videoconferencing, provided that all participants
may be identified by the Chairman and all other             may be identified by the Chairman and all other
participants, and that they are able to follow the          participants, and that they are able to follow the
discussion and participate in real time in the              discussion and participate in real time in the
deliberations, and that they are able to exchange           deliberations, and that they are able to exchange
documents regarding such deliberations, and that            documents regarding such deliberations, and that
all of the foregoing is recorded in the minutes. If         all of the foregoing is recorded in the minutes. If
such circumstances are verified, the Board meeting          such circumstances are verified, the Board meeting
is considered to be held at the location of the             is considered to be held at the location of the
Chairman and where the Secretary of the meeting is,         Chairman and where the Secretary of the meeting is,
in order to be able to draft the minutes.                   in order to be able to draft the minutes.
Notice of the meeting shall be sent by mail,                Notice of the meeting shall be sent by mail,
express mail, telegram, fax or telex to each                express mail, telegram, fax or telex to each
Director and permanent Statutory Auditor at least 5         Director and permanent Statutory Auditor at least 5
(five) days prior to the date scheduled for the             (five) days prior to the date scheduled for the
meeting. In emergencies, the meeting notice may be          meeting. In emergencies, the meeting notice may be
sent by telegram or fax at least 1 (one) day prior          sent by telegram or fax at least 1 (one) day prior
to the date scheduled for the meeting.                      to the date scheduled for the meeting.
If the Chairman is absent or otherwise unable to            If the Chairman is absent or otherwise unable to
preside, the Board meeting is presided over by the          preside, the Board meeting is presided over by the
Vice Chairman, if any, or the Managing Director, if         Vice Chairman, if any, or the Managing Director, if
any, or by the eldest Director.                             any, or by the eldest Director.
If the Secretary of the Board is absent, a
Recording Secretary shall be appointed by the Board         If the Secretary of the Board is absent, a
of Directors, and does not need to be a Director.           Recording Secretary shall be appointed by the
                                                            Board of Directors, and does not need to be a
The directors to whom powers of attorney are                Director.
delegated shall report to the Board of Directors
and the Statutory Auditors at least quarterly on            The Board of Directors, through its Chairman or
the activities performed while exercising such              other directors so delegated, shall report to
power of attorney, the most important transactions          the Board of Statutory Auditors on activities
performed by the company or its subsidiaries and            undertaken and on the more important economic,
any transactions which may potentially constitute a         financial and patrimonial transactions carried
conflict of interests.                                      out by the company or by subsidiary companies;
                                                            in particular it shall report on transactions
                                                            where there is a potential conflict of interest.
                                                            The notice is to be sent timely and in any event
                                                            at least quarterly, on the occasion of meetings
                                                            of the Board of Directors or the Executive
                                                            Committee or by a written note addressed to the
                                                            Chairman of the

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
                                                            Board of Statutory Auditors.

                                                            The directors to whom powers of attorney are
                                                            delegated shall report to the Board of Directors
                                                            and the Statutory Auditors at least quarterly on
                                                            the activities performed while exercising such
                                                            power of attorney, the most important
                                                            transactions performed by the company or its
                                                            subsidiaries and any transactions which may
                                                            potentially constitute a conflict of interests.

ART. 23 "BOARD OF STATUTORY AUDITORS"

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
The Board of Statutory Auditors is to be                    The Board of Statutory Auditors is to be
composed of three permanent auditors and two                composed of three permanent auditors and two
alternate auditors appointed by the                         alternate auditors appointed by the
Shareholders' Meeting, which shall also                     Shareholders' Meeting, which shall also
establish their compensation. The duties and                establish their compensation. The duties and
responsibilities of the Statutory Auditors are              responsibilities of the Statutory Auditors are
subject to current law. They are entitled to be             subject to current law. They are entitled to be
reimbursed for expenses they incur in performing            reimbursed for expenses they incur in performing
their duties.                                               their duties.

In order to allow minority interests to elect a             In order to allow minority interests to elect a
permanent auditor and an alternate, the Board of            permanent auditor and an alternate, the Board of
Statutory Auditors is appointed based upon a                Statutory Auditors is appointed based upon a
list submitted by shareholders in which the                 list submitted by shareholders in which the
candidates are listed progressively. The list               candidates are listed progressively. The list
consists of two sections: one for candidates for            consists of two sections: one for candidates for
the position of permanent auditors, and the                 the position of permanent auditors, and the
other for candidates for the position of                    other for candidates for the position of
alternate auditors.                                         alternate auditors.

Only those shareholders who, alone or together              Only those shareholders who, alone or together
with others, own voting shares representing at              with others, own voting shares representing at
least 3% of the voting capital in the                       least 3% of the voting capital in the
Shareholders' Meeting are entitled to submit                Shareholders' Meeting are entitled to submit
lists. No shareholder, as well as shareholders              lists. No shareholder, as well as shareholders
belonging to the same group, may submit,                    belonging to the same group, may submit,
personally or through a trustee, more than one              personally or through a trustee, more than one
list. Each candidate may appear on only one                 list. Each candidate may appear on only one
list, or shall otherwise be disqualified.                   list, or shall otherwise be disqualified.

Candidates who act as statutory auditors in more            Candidates who act as statutory auditors in more
than five listed companies may not be included              than five listed companies may not be included
in the lists (these limits do not include the               in the lists (these limits do not include the
parent company and the subsidiaries of the                  parent company and the subsidiaries of the
Company), or those who do not meet the ethical              Company), or those who do not meet the ethical
and professional requirements established in                and professional requirements established in
applicable legislation. Exiting statutory                   applicable legislation. Exiting statutory
auditors may be reelected. The lists submitted              auditors may be reelected. The lists submitted
must be deposited at the registered office of               must be deposited at the registered office of
the company at least ten days prior to the date             the company at least ten days prior to the date
scheduled for the Shareholders' Meeting as                  scheduled for the Shareholders' Meeting as
initially convened, which shall be indicated in             initially convened, which shall be indicated in
the meeting notice.                                         the meeting notice.

Together with each list, within the term                    Together with each list, within the term
indicated above, statements are submitted by                indicated above, statements are submitted by
which each                                                  which each

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
candidate accepts the nomination and attests,               candidate accepts the nomination and attests,
under his or her own responsibility, that there             under his or her own responsibility, that there
is no cause for ineligibility or                            is no cause for ineligibility or
disqualification, and to his/her compliance with            disqualification, and to his/her compliance with
the requirements of law and the bylaws                      the requirements of law and the bylaws
prescribed for the position. Any lists which                prescribed for the position. Any lists which
fail to observe the foregoing requirements shall            fail to observe the foregoing requirements shall
be considered as not having been submitted.                 be considered as not having been submitted.

1) The procedures indicated below are to be                 1) The procedures indicated below are to be
followed in electing the Statutory Auditors: two            followed in electing the Statutory Auditors: two
permanent members and one alternate are to be               permanent members and one alternate are to be
selected from the list that received the                    selected from the list that received the
greatest number of votes in the Shareholders'               greatest number of votes in the Shareholders'
Meeting, based upon the order of priority in                Meeting, based upon the order of priority in
which they are listed in the sections of the                which they are listed in the sections of the
list.                                                       list.

2) The remaining permanent member and alternate             2) The remaining permanent member and alternate
are to be selected from the list that received              are to be selected from the list that received
the second greatest number of votes in the                  the second greatest number of votes in the
Shareholders' Meeting, based upon the order of              Shareholders' Meeting, based upon the order of
priority in which they are listed in the                    priority in which they are listed in the
sections of the list.                                       sections of the list.

The chairman of the Board of Statutory Auditors             The chairman of the Board of Statutory Auditors
is the first candidate of the list that receives            is the first candidate of the list that receives
the greatest number of votes.                               the greatest number of votes.

If the requirements of pertinent laws or the                If the requirements of pertinent laws or the
bylaws are not met, the statutory auditor is                bylaws are not met, the statutory auditor is
dismissed from the position.                                dismissed from the position.

In the event of replacement of a statutory                  In the event of replacement of a statutory
auditor, the alternate auditor from the same                auditor, the alternate auditor from the same
list as the auditor being replaced shall be the             list as the auditor being replaced shall be the
substitute.                                                 substitute.

The foregoing requirements for appointing the               The foregoing requirements for appointing the Board
Board of Statutory Auditors do not apply to the             of Statutory Auditors do not apply to the
Shareholders' Meetings, which, according to law,            Shareholders' Meetings, which, according to law,
must appoint the permanent and/or alternate                 must appoint the permanent and/or alternate
auditors and the chairman as necessary to                   auditors and the chairman as necessary to compose
compose the Board of Statutory Auditors                     the Board of Statutory Auditors following
following replacement or dismissal and for                  replacement or dismissal and for appointing
appointing auditors for any reason if they are              auditors for any reason if they are not appointed
not appointed in accordance with the previous               in accordance with the previous paragraphs. In
paragraphs. In these cases, the Shareholders'               these cases, the Shareholders' Meeting is to
Meeting is to proceed according to the quorum               proceed according to the legal quorum established
established in Article 12 of the Bylaws.                    in Article 12 of the Bylaws.

For the purposes of the Ministry of Justice                 For the purposes of the Ministry of Justice degree,
degree, dated 30 March 2000 n. 162, art.1,                  dated 30 March 2000 n. 162, art.1, paragraph 3 it
paragraph 3 it is established that publishing,              is established that publishing, advertising and
advertising and other communication services,               other communication services, irrespective of its
irrespective of its means or used devise are                means or used devise are activities that are
activities that are covered by the purpose of               covered by the purpose of the company.
the company.

                                                            Meetings of the Board of Statutory Auditors,
                                                            should the Chairman ascertain that they are
                                                            necessary, can be validly held by video
                                                            conference or audio conference, on condition
                                                            that all the participants can be identified by
                                                            the Chairman and by all those in attendance,
                                                            that they are allowed to follow the discussion



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                                                            and to intervene in real time in dealing with
                                                            the arguments being discussed, that they are
                                                            allowed to exchange documents relating to these
                                                            matters and that note is made of all the above
                                                            in the relevant minutes. When these premises are
                                                            met, the meeting of the Board of Statutory
                                                            Auditors shall be considered held in the place
                                                            in which the Chairman is located.


Ordinary Part

2.   "Resolutions under Art. 2364, No. 2 Civil Code. Appointment of a
     Director".

With reference to point two of the Agenda - Ordinary Part, the Board informs that Dr. Enrico Bondi has handed in his resignation from the office of Director as of September 4, 2002.

During the course of the council meeting held on that date, the above director was replaced, in accordance with Art. 2386, paragraph one of the Civil Code, by Dr. Riccardo Perissich, who was also appointed Chairman. Dr. Perissich remains in office as of today's Shareholders' Meeting.



Proposed resolution

"The Ordinary Shareholders' Meeting of Seat Pagine Gialle S.p.A.

-    having noted what is described above;

- having reviewed the resolution of the Ordinary Shareholders' Meeting dated December 11, 2001 which has determined that the company's Board of Directors should have 13 members who should each have a term of three fiscal years and therefore should remain in office until the Shareholders' Meeting to be called to resolve upon approving the financial statements for the year ended as of December 31, 2003;

                                    resolves

to appoint as Director of the Company Mr. Riccardo Perissich, whose mandate shall expire together with that of the Directors presently in office and, therefore, shall last until the Shareholders' Meeting which shall be called upon to resolve upon approving the financial statements for the year ended as of December 31, 2003."


Ordinary Part

3. "Financial Statements of Seat Pagine Gialle S.p.A. for the year ended as of December 31, 2002.

     Report by the Board of Directors on management. Proposal to distribute a dividend including, a dividend only for savings shares by using company reserves. Resolutions pertaining thereto."

Regarding the above-mentioned item on the Agenda, the Board of Directors invites you to look at the report by the Directors, the annual report on corporate governance, the preliminary financial statements and the consolidated financial statements for the year 2002, approved at the Board of Directors meeting on March 11, 2003. It is pointed out that in the course of the subsequent council meeting on April 1, 2003, the payment of dividends was proposed, only for the savings shares, using company reserves, dependent upon the amendment to Article 6 of the articles of association, which is part of today's agenda of the shareholders' meeting.

The aforementioned documents are available to the public at the registered office of Seat Pagine Gialle S.p.A. at Via Grosio 10/8, Milan, the secondary office in Turin, at Via Aurelio Saffi 18, and also at the Borsa Italiana S.p.A., as of the March 28, 2003. The Board also invites you to examine the Reports of the Board of Statutory Auditors and the independent auditors which are subject to filing pursuant to Arts. 2429 Civil Code and 156 final paragraph to D.Lgs. No. 58/98.


Proposed resolution

"To the shareholders.

The financial statements for the year ended as of December 31, 2002, which are being submitted for your approval, closes with a loss of euro 151,945,945.49 and we would therefore ask you to adopt the following resolution:

"The Shareholders' Meeting of Seat S.p.A.

     a) having examined the financial statements for the year ended as of December 31, 2002;

     b) having seen the Management Report accompanying the financial statements;

     c) having acknowledged the Reports by the Board of Statutory Auditors and the independent auditors Reconta Ernst & Young S.p.A.;

     d) having acknowledged the amendment to Article 6 to the articles of association as approved by today's Shareholders' Meeting in extraordinary session adopts the following resolutions:

          1. to approve the financial statements for the year ended as of December 31, 2002 of Seat S.p.A. (consisting of a trading statement, profit and loss statement and supplementary note), which closes with a loss of euro 151,945,945.49, and also the Management Report by the Board of Directors;

          2. to cover the financial year loss of euro 151,945,945.49 by withdrawing an equivalent amount from the "Surcharge on Shares Reserve";

          3. to allocate a quota of the "Surcharge on Shares Reserve" equivalent to euro 8,476,197.74 to the "Advance depreciation Reserve";

          4. to award a dividend equivalent to euro 0.003 for each of the 187,689,368 savings shares issued for a total of euro 563,068.014 by withdrawing an equivalent amount from the "share surcharge reserve";

          5.   to schedule the said dividend for payment at a rate of euro
               0.003 for each savings share, as of May 22, 2003, with an ex-coupon date of May 19, 2003.


Extraordinary Part

     5. Approval of the partial and proportional Spin-off plan for Seat Pagine Gialle S.p.A. by transferring the company's active business in the directories market (telephone publishing, telephone back-up services and "business information" activities) in favour of a newly set up beneficiary company, and to this end: (i) changes to the following articles of the Articles of Association of the spun-off company: Art. 1 ("Name"), Art. 2 ("Headquarters"), Art. 5 ("Extent of capital"); (ii) approval of the deed of incorporation, including appointment of the company management and the articles of association of the spun-off company; (iii) approval of the application for ordinary and savings shares of the spun-off company to be admitted for listing on regulated markets; (iv) appointment of independent auditors, for the three-year period 2003, 2004 and 2005, for the audit of the fiscal year financial statements and consolidated financial statements of the spun-off company, and also for a limited audit of the six-month report and for other periodic reviews; setting the auditor's fees. Resolutions pertaining thereto and the necessary appointments.


For a detailed report concerning this proposal on the agenda, and also the relevant proposals to be resolved upon, your Board of Directors invites you to look at:

          (i) the spin-off plan and relevant attachments, including the deed of incorporation and the articles of association of the spun-off company, drafted pursuant to Arts. 2504, octies and 2501, bis of the Civil Code and

          (ii) the Report of the Board of Directors, drafted pursuant to Arts. 2504, novies and 2501, quater of the Civil Code

Both documents described in points (i) and (ii) above have been filed in accordance with the current provisions at the office of Seat Pagine Gialle S.p.A. in Milan, Via Grosio 10/8, the secondary office in Turin, Via Aurelio Saffi 18, and also the Borsa

Italiana S.p.A. pursuant to the applicable law.

As indicated in the documents mentioned above, the Board of Directors reminds you that, as the proposed spin-off is in favour of a newly incorporated spun-off company, the approval by the Shareholders' Meeting of the partial and proportional spin-off plan, as resolved upon by the Board, will automatically approve the deed of incorporation (and of the articles of association of the spun-off company, attached to the Plan for the Spin-off under A). Simultaneously the company management of the spun-off company will be appointed pursuant to Arts. 2383, para. 1 and 2400, para. 1, of the Civil Code, and the spun-off company's shares will be applied for listing on the Mercato Telematico Azionario of Borsa Italiana S.p.A. and the independent auditors mentioned in the Plan for the Spin-Off pursuant to Art. 159 of D.Lgs. 58/1998 will be appointed for the audit of the financial statements and the consolidated financial statements of the Spun-Off Company.



Seat Pagine Gialle S.p.A.

On behalf of the Board of Directors

The Chairman

Riccardo Perissich

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 25th, 2003


                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)


                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer